UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2020
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: January 15, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, January 15, 2020

Messrs.
Comisión Nacional de Valores

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

We address you in compliance with section 2, Chapter I, Title XII of the National Exchange Commission’s (Comisión Nacional de Valores) Rules (2013 revised version).
Please be informed that in light of the approval granted by the Board of Directors of LOMA NEGRA C.I.A.S.A. (the “Company”) at its meeting held on December 18, 2019, the Company has taken two bank loans in order to finance the payment of letters of credit for the acquisition of equipment for the project of construction of the second production line of the L’Amalí Plant. The main conditions of both loans are detailed below.
Bank: Industrial and Commercial Bank of China (Argentina) S.A.
Amount: US$ 13,127,766
Term: 24 months
Interest Rate: variable based on LIBOR

Bank: HSBC Bank Argentina S.A.
Amount: AR$ 1,000,000,000
Term: 24 months
Interest Rate: variable based on BADLAR
Yours sincerely,

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Marcos Isabelino Gradin
Investor Relations Officer